EXHIBIT 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Nine
	Months Ended	Year Ended December 31,
	September 30, 2007	2006	2005	2004	2003	2002
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$67,910	$95,301	$75,736	$46,702	$59,429	$56,409
Amortization of debt premium, discount and expenses	4,869	4,417	3,642	2,697	2,838	2,302
Other interest	30,437	45,811	14,299	2,319	5,423	2,859
Estimated interest factor of lease rental charges	16,541	19,714	20,643	19,617	20,452	23,233
Interest capitalized	3,685	2,982	1,421	957	1,163	-
Preferred dividend requirements of subsidiaries	430	806	4,220	896	869	893
Total Fixed Charges	$123,872	$169,031	$119,961	$73,188	$90,174	$85,696

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes	$63,670	$185,316	$102,586	$136,209	$85,731	$96,007
(Earnings) of equity investee	(12,166)	-	-	-	-	-
Earnings from continuing operations before income taxes and investee earnings	51,504	185,316	102,586	136,209	85,731	96,007
Fixed charges as above	123,872	169,031	119,961	73,188	90,174	85,696
Interest capitalized	(3,685)	(2,982)	(1,421)	(957)	(1,163)	-
Preferred dividend requirements of subsidiaries	(430)	(806)	(4,220)	(896)	(869)	(893)

Earnings Available for Fixed Charges	$171,261	$350,559	$216,906	$207,544	$173,873	$180,810

Ratio for Earnings to Fixed Charges	1.38	2.07	1.81	2.84	1.93	2.11